SHEARMAN & STERLING LLP
                          801 PENNSYLVANIA AVENUE, NW
                           WASHINGTON, DC 20004-2634
                                www.shearman.com
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                               F +1.508.8100



                                                               December 22, 2005


VIA EDGAR
---------
John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549


Re:   North American Insurance Leaders, Inc.
      --------------------------------------
      Registration File No. 333-127871

      Pre-Effective Amendment No. 3 to the
      Registration Statement on Form S-1


Dear Mr. Reynolds:


      On behalf of our client, North American Insurance Leaders, Inc. (the "Company"), a Delaware corporation, we set forth below the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided via your December 12, 2005 letter regarding the Company's Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1/A ("Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act"), as filed with the Commission on November 25, 2005. The Company is filing Pre-Effective Amendment No. 3 (the "Amendment") to its Registration Statement in order to respond to the Comments and to make such other changes as the Company deems appropriate.

      For your convenience, each response follows the sequentially numbered Comment copied in bold italics from your letter of December 12, 2005. When we refer to pages or notes in this letter, we refer to the page or note numbers in the Amendment. Capitalized terms used in this letter and not otherwise defined have the respective meanings assigned them in the Amendment.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 3 to the Registration Statement on Form S-1


General
-------

1. We note the statement repeated in your registration statement that "The inclusion of capital investments in the calculation of transaction value differs from the methodology of other blank-check companies." Such statements should be expanded to explain how the definition differs, and the possible impact of such differences on the manner by which the company will search for, locate, and enter into a business combination transaction. Additionally, any material risks to investors that result from such methodology of calculating transaction value should be included as individual risk factors.

Based on discussions with the Staff and in the interest of timely meeting the marketing opportunity for this offering, the Company has concluded that it should adjust its definition of "business combination" and "transaction value" to revert to the prevailing definition used by other specific purpose acquisition companies.


2. With respect to each of the options you disclose that the company may pursue in effecting an initial business combination, the prospectus should be revised to provide investors with a thorough understanding of how each such transaction option is impacted by the manner in which proceeds from the offering in the form of a capital investment would be included towards determining "transaction value."

      The following examples, which are intended to be only illustrative and not exhaustive, may be useful in providing investors a full understanding of how each option could affect them and their investment.

      For example, we believe it would be appropriate for the company's disclosure to include, among other things:

      o  The analysis of transaction value provided in your response letter.

The Company intends to use fair market value in its definition and therefore believes this comment is no longer applicable.

      o A detailed discussion of what the phrase "to support the growth or maintenance of underwriting capacity" means, including any limitations this use would place on the company. As part of your discussion, you should disclose whether such phrase could mean that the company could conduct multiple acquisitions to grow underwriting capacity and whether a relatively small acquisition could be made first, which would be put to a shareholder vote, followed by a subsequent, much larger acquisition, which would then not be put to shareholder vote and which would not permit cash conversions.

In light of the Company's response to Comment 1, the Company believes that this comment is no longer relevant to its Registration
Statement.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 3 to the Registration Statement on Form S-1


      o The prospect for acquiring a "distressed" insurer or a weak or undervalued line of business. We note that your response letter discusses the possibility of such a transaction.

While it does not seek to foreclose any possible acquisition opportunities, the Company does not presently intend to acquire a distressed insurance company.

      o With respect to the fourth option proposed for an initial business combination, your prospectus should be revised to provide the disclosure required for a start-up insurance co[mpany]. That particular option now says that offering proceeds will be used "to support the growth or maintenance of its underwriting capacity". However, a start-up would have many costs beyond those, (e.g., office, staff, management, regulatory approvals, etc.). You should also discuss the steps necessary to create a new company and take it to operation, including timing of such steps.

In connection with its response to Comment 1, the Company does not intend to effect a business combination through the "fourth option" previously considered in the Registration Statement, i.e., through an acquisition of a new company formed for the purpose of writing insurance. Instead, as disclosed in the Amendment, the Company may structure a business combination through (1) a merger with one or more operating businesses, (2) an acquisition of a controlling interest in one or more insurance-related businesses or (3) an acquisition of certain assets and related liabilities of an existing insurance-related business in which the aggregate fair market value is equal to at least 80% of our net assets at the time of the business combination.

      o The possible adverse effects on investors form the various scenarios in separate risk factors, if material.

Considering the Company's response to Comment 1, the Company believes that this comment is no longer applicable to its Registration Statement.


3. Statements such as that found on page 43 that indicate your acquisition criteria are "similar" to those of other blank checks should be revised.

Based upon the Company's response to Comment 1, the Company believes that the current disclosure in its Registration Statement does not need to be revised.


4. We note your response to comment one from our letter of November 17, 2005 with respect to the manner in which you have defined "Business Combination," "Transaction Value," and "Insurance-Related Business" in your prospectus. Please disclose the manner by which the company would determine the amount of capital

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 3 to the Registration Statement on Form S-1


      necessary to obtain regulatory or rating agencies' approval for each of your four proposed business combination scenarios in advance of submitting such transactions to the Company's shareholders for approval. Additionally, with a view towards disclosure, please advise as to the specific percentage of net assets you would propose to allow the company to set aside for such purpose.

Considering that the determination of the amount of capital necessary to obtain regulatory or rating agencies' approval is largely driven by the regulators and rating agencies and depends upon the facts and circumstances of each case, the Company is unable to anticipate the amount of capital that will be necessary to obtain such approval prior to identifying a potential target business. Once the Company identifies a target business, the Company plans to conduct due diligence and cooperate with the regulators and rating agencies to determine an appropriate level of capital for the target business.


5. We note that it appears that certain existing shareholders "have agreed" to purchase the D&O Rights from the company. As such, it appears to the staff that the existing shareholders have already made the investment decision to purchase such Rights. Please provide us with any analysis of how the agreement to purchase shares by the existing shareholders conforms with the requirements for the offer and sale of securities set forth by
      Section 5 of the Securities Act of 1933. Additionally, we note in your disclosure that such purchases may be made by "designees" of the existing shareholders. Please elaborate on your definition of the term "designees" to clarify who specifically would be included in such definition. We may have further comment.

The disclosure in the Registration Statement, and the statement that the directors and officers of the Company "have agreed" to purchase the D&O Rights, was intended to speak as of the effective date of the offering. While these directors and officers of the Company have indicated that they intend to purchase the D&O Rights concurrently with the initial public offering, they have made no contractual commitment to do so. The issuance and sale of the D&O Rights will occur simultaneously with the initial public offering, and the D&O Rights will be registered, thereby complying with the requirements of Section 5 of the Securities Act of 1933.

For purposes of clarification, the Company has revised the disclosure in its Registration Statement that indicated the directors and officers "have agreed" to purchase the D&O Rights. The revised disclosure states that the directors, officers, their affiliates and/or their designees "have indicated their intention" to purchase the D&O Rights. Also, the Company has included footnotes in certain of the line items under the "Use of Proceeds," "Capitalization" and "Dilution" tables indicating that these amounts reflect the inclusion of $2 million expected to be received in connection with the D&O Rights and that such amounts would be $2 million less in the event that the directors and officers who have indicated their intent to purchase the D&O Rights do not make such purchases.

Also for purposes of clarification, the Company has included the following risk factor in its Amendment:

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 3 to the Registration Statement on Form S-1


            "If our directors and officers do not purchase an aggregate of 2,000,000 D&O rights, then the underwriter may restructure or abandon this offering.

            While our directors and officers, their affiliates and/or their designees have indicated that they intend to purchase from us an aggregate of 2,000,000 D&O rights convertible into D&O warrants on the closing date of this offering, at a price of $1.00 per right, they may not purchase the D&O rights, in which case the underwriter may restructure or abandon this offering."

The D&O Rights may be purchased by the Company's directors and officers, their affiliates and/or their designees. As requested, the Company has included additional disclosure clarifying that the term "designees" means the directors' and officers' respective spouses, trusts established for such persons' benefit or other existing stockholders who are directors or officers on the date of the prospectus.


6. We note your disclosure that neither the deferred underwriting discount nor the proceeds of the issuance and sale of the D&O rights would be available to stockholders who exercise their conversion right. Please advise the Staff as to the company's reason(s) for excluding such amounts from those electing to exercise their conversion right and provide an analysis as to how such an exclusion compares to other firm-commitment blank check offerings currently effective or in registration and how the exclusion compares with the Rule 419 schema in general. Additionally, the section entitled "Comparison to Offerings of Blank Check Companies" should be amended.

The Company has revised its disclosure in the Amendment to reflect that both the 2.0% deferral of the underwriting discount and the proceeds from the issuance and sale of the D&O Rights will be available to the public stockholders who exercise their conversion right.


7. We note your response to comment three from our letter of November 17, 2005 with respect to when the initial distribution of the Company's offering will end. Please include the first paragraph of such response as disclosure within your prospectus.

As requested, the Company has included the following disclosure in the section entitled "Underwriting" of the Amendment regarding when the distribution will end: "The initial distribution of our initial public offering will end when (i) all of the units have been sold or (ii) the remaining units have been deposited in proprietary accounts of the underwriter."


Dilution, page 35
-----------------

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 3 to the Registration Statement on Form S-1


8. We noted that the proceeds held in trust subject to conversion of cash in the numerator does not appear to represent 19.99% of the net proceeds from this offering (138,919,500).

The amount subject to conversion is based on the net proceeds from the offering held in trust ($138,879,500), plus the deferred underwriter's discount ($3,000,000), for a total of $141,879,500. A number of other companies use 19.99% of this amount as an approximation of the maximum amount that could be paid to shareholders who elect to convert to cash can be calculated exactly (20% of the shares sold in the offering minus one share), and the per-share conversion price (disregarding any interest earned on the proceeds held in trust) is exactly $141,879,500 divided by the number of shares sold in the offering. Therefore, a more accurate calculation is to multiply the maximum number of shares that could be converted to cash by the conversion price per share.

This calculation is as follows:

 (18,750,000 shares in the public offering) x (20%) = 3,750,000 shares

             3,750,000 shares - 1 share = 3,749,999 shares subject to conversion

        ($141,879,500) / 18,750,000 shares = $7.5669 per share conversion price

    (3,749,999 shares) x ($7.5669 per share) = $28,375,867 subject to conversion

Upon the decision to have the deferred underwriting discount and the proceeds from the D&O Rights subject to conversion rights, the Company has revised its Dilution table to reflect $28,275,867 subject to conversion, instead of the previously disclosed $27,374,993.



Notes to Financial Statements
-----------------------------

Note E - Commitments, F-9
-------------------------

9. We note your revised disclosure surrounding the D&O rights. Tell us in detail how you intend to account for the D&O rights in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the D&O rights would appear to be material to your financial statement, please disclose the estimated fair value and the significant assumptions used in your estimate. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results in operations.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 3 to the Registration Statement on Form S-1


The subscribers of the D&O Rights have indicated that they intend to purchase the D&O Rights concurrently with the initial public offering, although they have no contractual commitments to do so. The purchase of the D&O Rights, as well as the automatic conversion of the D&O Rights into D&O Warrants on the 120th day following the effective date of this offering, is designed to ensure that those certain directors and officers acquire the D&O Warrants at market value. Therefore, the Company intends to treat the $2 million amount to be paid for the D&O Rights as paid-in capital. Neither the Company nor the underwriter will incur and/or receive any fees, charges or compensation related to the D&O Rights.

The Company expects to receive payment for the D&O Rights upon the issuance and sale of the D&O Rights, which will occur concurrently with the closing of the public offering. The Company believes that the fair value of the D&O Rights is $2 million since 2,000,000 D&O Rights will be issued at a purchase price of $1 per right and will automatically convert into securities having a fair market value, determined at market prices over a 20-day trading period, of $2 million.


                              *    *    *    *    *



The Company has directed me to acknowledge on its behalf that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to the Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that it is the Company's intention to begin marketing this offering as soon as possible so as to commence marketing this offering by early January. Toward that end, the Company would like to clarify any additional questions, and to provide any additional information, the Staff may require as soon as practicable.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 3 to the Registration Statement on Form S-1


Thank you for your prompt attention to the Company's responses to the Comments. If you have any further comments, or if you require additional information, please do not hesitate to contact me at the telephone number appearing above.

                                            Sincerely,



                                            Thomas J. Friedmann


cc:   Mike Karney, Securities and Exchange Commission
      John Zitko, Securities and Exchange Commission
      William R. de Jonge, North American Insurance Leaders, Inc.
      Ann Chamberlain, Bingham McCutchen LLP









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